

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 16, 2009

<u>**Via U.S. Mail and Facsimile**</u>

David R. Walton
Chief Operating Officer, General Counsel and Secretary
c/o Aircastle Advisor LLC
300 First Stamford Place, 5th Floor
Stamford, Connecticut 06902

> **Re: Aircastle Limited**
> **Registration Statement on Form S-3**
> **Filed June 19, 2009**
> **File No. 333-160122**

Dear Mr. Walton:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you intend to register the guarantees of debt securities. Please identify each of your subsidiaries that may guarantee the debt securities and add them as registrants to the filing. Please also revise the Form T-1 to include the additional co-registrants. In addition, please tell us how you intend to comply with the financial statements requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X.

2.   We note that you are proposing to register the resale of up to 30,560,877 shares by affiliates of Fortress Investment Group LLC, and that as of June 1, 2009, there were 79,234,863 shares outstanding. Based on your definitive proxy statement filed on April 3, 2009, it appears that approximately 46,716,384 of the outstanding shares are held by your affiliates.

        Because of the magnitude of the proposed offering being registered for resale relative to the number of shares held by non-affiliates, as well as the nature of the selling shareholders, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represents a primary offering. Please advise us of the company's basis for determining that the transaction is eligible under Rule 415(a)(1)(i). Alternatively, please identify the selling shareholders as underwriters.

Description of Guarantees, page 20

3.   Please disclose whether the subsidiary guarantors are wholly owned and whether the guarantees are full, unconditional, and joint and several with all other subsidiary guarantees.

Selling Shareholders, page 22

4.   Since the selling shareholders appear to be affiliates of the company and their identities are known to you, please provide the information required by Item 507 of Regulation S-K.

5.   Please describe in greater detail the transactions in which the securities offered for resale were acquired, including the dates, the names of the purchasers, and the number of shares purchased in each transaction. Also briefly describe the terms of any material agreements relating to these transactions.

6.   Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Exhibit 4.5 – Form of Debt Securities Indenture (including form of Debt Security)

7.   Please tell us where the form of debt security is included in the indenture or revise.

8.   Please include a TIA cross-reference sheet in the indenture, as required by Item 601(b)(4)(iv)(B) of Regulation S-K.

Exhibit 5 – Legal Opinions

General

9.   Please have counsel also opine that the guarantees will be binding obligations of the guarantors.

10.   Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the unallocated securities registered in this filing. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

Exhibit 5.1 – Opinion of Conyers Dill & Pearman

11.   Assumption (o) on page 2 and assumption (q) on page 3 do not appear to apply to the Issued Shares. Please revise. In addition, clarify in assumption (p) that "due execution and delivery" does not apply to the company.

12.   In the second full paragraph on page 3, please revise the last sentence to include the Issued Securities.

13.   Please revise the first paragraph on page 4 to delete the inappropriate language that the legality of the Issued Shares is "based solely upon a review of the register."

14.   Please delete as inappropriate the reference to Section 11 of the Securities Act in the last sentence of the opinion.

Exhibit 5.2 – Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

15.   Please revise paragraph 1 on page 5 to clarify that the "Depositary Shares" will constitute valid and binding obligations of the company

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262, or Brigitte Lippmann, Senior Staff Attorney at (202) 551-3713 or in their absence, myself at (202) 551-3760 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director

cc: Joseph A. Coco, Esq. (*via facsimile at* (917) 777-2306 and (917) 777-3050)
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, NY 10036